Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 10 Directional Correlograms - Assays

Zone 99 Downhole Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.840
C1 ==> 0.160

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 7.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 7.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 7.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Downhole Correlograms - Assays

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

7 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

west
top
A
bottom
east
11 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
B
A
top
west
east
bottom
11 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
11 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 Downhole Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.840
C1 ==> 0.160

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 14.2	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 43.8	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 7.3	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Directional Correlograms - Assays

Structure Number 1

Zone 99 Directional Correlograms - Assays

Structure Number 1

Zone 99 Directional Correlograms - Assays

Structure Number 1

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
95 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
95 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
95 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 Directional Correlograms - Assays

Zone 99 0.4 gram downhole Ind Correlogram

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.680
C1 ==> 0.320

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 10.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 10.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 10.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 0.4 gram downhole Ind Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

10 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

A
B
C
N

X-Y Planes Looking Down

west
top
A
bottom
east
84 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
84 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
84 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 0.4 gram downhole Ind Correlogram

Zone 99 0.4 gram downhole Ind Correlogram

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.680
C1 ==> 0.320

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 0
Range along the Z’ axis ==> 10.0	Azimuth ==> 90 Dip ==> 90
Range along the Y’ axis ==> 10.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 10.0	Azimuth ==> 90 Dip ==> 0

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 0.4 gram downhole Ind Correlogram

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees
Scale:

10 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

west
top
A
bottom
east
84 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
top
west
east
bottom
B
top
west
east
bottom
C
top
west
east
bottom
84 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
84 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

D - 2    C O M P O S I T E    V A R I O G R A M S

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.822
C1 ==> 0.178

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 115.7	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 145.9	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 92.9	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

200 Units

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

200 Units

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees
Scale:

200 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

A
west
top
bottom
east
219 units
B
west
top
bottom
east
C
west
top
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

C
top
west
east
bottom
B
top
west
east
bottom
A
top
west
east
bottom
219 units

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
219 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.680
C1 ==> 0.320

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 16.0	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 23.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 15.2	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 0 Degrees

Scale:

20 Units

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 30 Degrees
Scale:

20 Units

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Rose Diagram of Ranges Dipping 60 Degrees

Scale:

20 Units

Horizontal Slices Through the Ellipsoids

Reference Cube

N
A
B
C

X-Y Planes Looking Down

west
top
A
bottom
east
63 units
west
top
B
bottom
east
west
top
C
bottom
east

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Reference Cube

A
B
C
N

X-Z Planes Looking North

A
B
C
top
west
east
bottom
63 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Reference Cube

N
A
B
C

Y-Z Planes Looking West

A
top
north
south
bottom
B
top
north
south
bottom
C
top
north
south
bottom
63 units

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.005
C1 ==> 0.995

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 12.7	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 24.7	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 9.6	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1